UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2016 and 2015

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Rollins 401(k) Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Rollins 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 20, 2017

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Rollins 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
ASSETS
INVESTMENTS:
Investments at fair value (Note 3)	$456,178,858	$402,338,297
Investment at contract value (Note 4)	87,129,351	79,253,162
Total Investments	543,308,209	481,591,459
RECEIVABLES:
Employer contributions	2,424,970	2,231,385
Employee contributions	177,157	157,760
Notes receivable from participants	13,348,559	11,284,596
Total Receivables	15,950,686	13,673,741

NET ASSETS AVAILABLE FOR BENEFITS	$559,258,895	$495,265,200

The accompanying notes are an integral part of these financial statements.

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Rollins 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2016

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$74,747,476

Interest income on notes receivable from participants	620,596
Contributions:
Employer (Note 1)	9,845,182
Participants	26,611,778
Rollovers	2,594,050
39,051,010
Total Additions	114,419,082

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	50,328,446
Administrative expenses	163,275
Total Deductions	50,491,721
Net Increase	63,927,361

Net transfers of assets into the Plan (Note 1)	66,334

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	495,265,200
END OF YEAR	$559,258,895

The accompanying notes are an integral part of these financial statements.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all employees of Rollins, Inc. (the “Company”), and its subsidiaries that participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Western Industries-North, LLC, Western Industries-South, LLC (with the exception of the Western Sales Employees, Supervisors and Managers as amended with the Plan Restatement) and Waltham Services, LLC union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”) and Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan agreement.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined in the Plan.

The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2016 was $18,000. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2016. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual eligible compensation. The Company matching contributions are made at the end of each calendar quarter. In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter. For the year ended December 31, 2016, the Company contributed approximately $9.8 million in matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a synthetic guaranteed investment contract (GIC), fifteen mutual funds, and the Company’s common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 16% of participants are no longer employees of the Company.

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2016 and 2015 ranged from 4.25% to 10.25%. Participants may only have one loan outstanding at a time.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules. Effective January 1, 2016, active participants vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than one	0%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

If a participant terminated employment before January 1, 2016, they vested in Company matching contributions plus actual earnings based on the prior six year graded schedule.

Forfeitures

Forfeited non-vested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $683,652 in 2016. Forfeited non-vested accounts were $126,646 and $196,089 at December 31, 2016 and, 2015, respectively.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company. After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Effective January 1, 2016 participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59 1/2 or upon becoming disabled.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan. Loan fees are charged directly to the participant requesting the loan. Transaction and recordkeeping fees are netted with the change in fair value in each participant’s account. The Company paid all other administrative expenses of the Plan during 2016.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes receivable 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Payment of Benefits

Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following describes the valuation methodologies used for assets measured at fair value:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and the Company’s common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities.

Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$245,336,555	$—	$—	$245,336,555
Rollins, Inc. Common Stock	210,842,303	—	—	210,842,303

Total investments, at fair value	$456,178,858	$—	$—	$456,178,858

	Fair Value Measurements at December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$229,940,835	$—	$—	$229,940,835
Rollins, Inc. Common Stock	172,397,462	—	—	172,397,462

Total investments, at fair value	$402,338,297	$—	$—	$402,338,297

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated February 17, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since submitting its application and receiving the determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2016 the Plan held approximately 6.2 million shares of Rollins, Inc. common stock; whereas at December 31, 2015 the plan held approximately 6.7 million shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2016 and 2015 was approximately $210.8 million and $172.4 million, respectively. During 2016, the Plan received approximately $3.2 million in dividends on Rollins, Inc. common stock, which was used to purchase additional shares of that stock.

At December 31, 2016 and 2015, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust F.S.B are the custodians as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Total net assets available for benefits per the financial statements	$559,258,895	$495,265,200
Less: current year employer receivables and employee receivables	(2,602,127)	(2,389,145)

Total net assets available for benefits per the Form 5500	$556,656,768	$492,876,055

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

2016
Increase in net assets available for benefits per the financial statements	$63,927,361
Less: current year employer receivables and employee receivables	(2,602,127)
Add: prior year employer and employee receivables	2,389,145

Increase in net assets available for benefits per the Form 5500	$63,714,379

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Supplemental Schedule

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ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479       Plan No: 002

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value
	Investments at Fair Value:
	Metropolitan West Funds	Metropolitan West Total Return Inst Fund	$27,885,115
	Victory Funds	Victory Small Company Opp Funds	3,225,723
	Victory Funds	Victory SYCA Estb Val	16,469,978
	Vanguard Funds	Vanguard Windsor II Adm Fund	34,954,491
	Vanguard Funds	Vanguard Tru 500 Admiral	8,929,593
	Vanguard Funds	Vanguard Total Bond Index	749,955
	Vanguard Funds	Vanguard Total STK Admiral	453,904
	Vanguard Funds	Vanguard Small Cap Index Admiral	748,701
	Vanguard Funds	Vanguard Mid Cap Index FD	1,154,484
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	18,484,300
	Hartford	Hartford Midcap Fund	3,091,203
	American Funds	Capital World G/I R4	8,882,521
	American Funds	American Europacific Growth R4 Fund	32,131,835
	Oakmark Funds	Oakmark Equity & Income Fund	34,769,152
	Franklin Funds	Franklin Growth Adv	53,405,600
*	Rollins, Inc	Common Stock	210,842,303
			456,178,858

	Investment at Contract Value:
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc	87,129,351
	Prudential Core Conservative Bond Fund
*	Participant Loans	Interest rates ranging from 4.25% to 10.25%	13,348,559

		Assets held at end of year	$556,656,768
*	Indicates a party-in-interest to the Plan.

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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Savings Plan
(Registrant)

Date:	June 22, 2017	By:	/s/ James C. Benton Jr
James C. Benton Jr
Managing Director Compensation and Benefits
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INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.
17